UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
AMENDMENT NO. 2

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Trader Media East Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Jersey
(Jurisdiction of Subject Company's Incorporation or Organization)

Trader Media East Limited
(Name of Person(s) Furnishing Form)

Trader Media East Limited shares, with a nominal value of US$0.16 each Global Depositary Receipts, each representing 1 Trader Media East Limited share
(Title of Class of Subject Securities)

Trader Media East Limited Shares: Not applicable Global Depositary Receipts: 89255G208 Global Depositary Receipts: 89255G109
(CUSIP Number of Class of Securities (if applicable))

Dr. Hakan Hanli, General Secretary & Counsel Trader Media East Limited Zwarteweg 6D 1412 GD Naarden The Netherlands Tel: +90 212 449 6207
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

copies to:
John Connolly
Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
United Kingdom
Tel: +44 20 7006 2096

December 11, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Prospectus, dated December 11, 2012.*

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Capital raising announcement dated December 11, 2012.*
99.3	Publication of prospectus announcement dated December 11, 2012.*
99.4	New GDR offering deadline extension announcement dated December 19, 2012.*
99.5	New GDR offering further deadline extension announcement dated January 3, 2013.**

*	previously furnished to the Securities Exchange Commission
**	furnished herewith

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission concurrently with the Form CB on December 11, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADER MEDIA EAST LIMITED

By:	/s/ Hakan Hanli
	Name:	Dr. Hakan HANLI
	Title:	General Secretary & Counsel
	Date:	January 4, 2013